UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 15)
                                              --

                      CHAMPION INTERNATIONAL CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- --------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                  15852 51 0
- --------------------------------------------------------------------------------
                                (CUSIP Number)

                 Barry Hirsch, Senior Vice President and Secretary
                               Loews Corporation
            667 Madison Avenue, New York, New York 10021 (212) 545-2920
- --------------------------------------------------------------------------------
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                  June 30, 1995
- --------------------------------------------------------------------------------
               (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box ____.

Check the following box if a fee is being paid with the statement __.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    Page 1

                                 SCHEDULE 13D
- --------------------------------------------------------------------------------
 CUSIP No. 15852 51 0
- --------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   LOEWS CORPORATION
   IRS Identification No. 13-2646102
- --------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)/   /
       N/A                                                      (b)/   /
- --------------------------------------------------------------------------------
3 SEC USE ONLY
- --------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
       WC
- --------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                              /___/
       N/A
- --------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
- --------------------------------------------------------------------------------
               7 SOLE VOTING POWER
   NUMBER OF       9,017,800
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY  8 SHARED VOTING POWER
   OWNED BY           43,453
     EACH     ------------------------------------------------------------------
   REPORTING   9 SOLE DISPOSITIVE POWER
    PERSON         9,017,800
     WITH     ------------------------------------------------------------------
              10 SHARED DISPOSITIVE POWER
                      43,453
- --------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,061,253
- --------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    /  /
- --------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              9.89%
- --------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
        HC
- --------------------------------------------------------------------------------

                                    Page 2

  This Amendment No. 15 to Schedule 13D filed by Loews Corporation, a Delaware corporation, ("Loews"), relates to the Common Stock, $0.50 par value per share (the "Shares"), of Champion International Corporation, a New York corporation (the "Issuer"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended.

Item 5.    Interest in Securities of the Issuer
           ------------------------------------

  Item 5 is hereby supplemented as follows:

  "On June 30, 1995 Loews sold an aggregate 5,500,000 Shares at a price of $51.8206 per Share (net of an underwriting discount of $0.6294 per Share) to Goldman, Sachs & Co., as underwriter (the "Underwriter") pursuant to an Underwriting Agreement dated as of June 26, 1995 by and among Loews, the Issuer and the Underwriter. Loews understands that the Issuer has purchased 2,000,000 of such Shares at the public offering price of $52.45 per Share.

  "Accordingly as of June 30, 1995 Loews owns directly 9,017,800 Shares, representing approximately 9.85% of the Shares outstanding (after giving effect to the purchase by the Issuer of 2,000,000 Shares as noted above). After giving effect to the 43,453 Shares issuable upon conversion of the $1,510,000 principal amount of the Issuer's 6.5% Convertible Subordinated Debentures owned by a subsidiary, as previously reported, Loews may be deemed to beneficially own an aggregate of 9,061,253 Shares, representing approximately 9.89% of the total number of Shares outstanding (after giving effect to the purchase by the Issuer of 2,000,000 Shares as noted above), calculated in accordance with Regulation 13D-G."

Item 7.    Material To Be Filed as Exhibits
           --------------------------------

  Exhibit 99.01 - Underwriting Agreement dated as of June 26, 1995 among Champion International Corporation, Loews Corporation and Goldman, Sachs & Co., incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K dated June 29, 1995 filed by Champion International Corporation (Commission File No. 1-3053).

                                    SIGNATURE
                                    ---------

  The undersigned certifies that after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this Statement is true, complete and correct.


                                                      LOEWS CORPORATION



Dated:   June 30, 1995                          By:   Guy A. Kwan
                                                      Controller


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